SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 30, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated April 30, 2009 regarding “ST-Ericsson reports financial results for its first two months of operation.”

Press release April 29, 2009

ST-Ericsson reports financial results1

for its first two months of operation

•	50/50 joint venture between Ericsson and STMicroelectronics started operations on February 2nd 2009, creating a new wireless-semiconductor industry leader

•	Net sales $391 million

•	Operating loss $98 million

•	$230 million of annualized savings expected from a new program of resources and operations re-alignment to reflect outcome of the integration as well as current unfavorable business environment

•	Continuous focus on innovation and strengthening of strategic partnerships with customers since the launch of the company in February 2009

Geneva – Switzerland - April 29, 2009 – ST-Ericsson, a joint venture of STMicroelectronics (NYSE: STM) and Ericsson (NASDAQ:ERIC), reported financial results for its first two months of operation from February 2nd 2009.

President and CEO Alain Dutheil commented: “Our sales development in the quarter reflects the broad-based economic downturn that has led to weaker consumer demand for handsets and put pressure on the overall wireless semiconductor industry. Even in such a challenging climate, during the first quarter of 2009 we confirmed our number two position in the market, we renewed our focus on innovation and we strengthened our partnership with key customers.

We were the first to consolidate in our industry, creating a new global leader in wireless platforms and semiconductors, and we are currently executing on an alignment of our operations that will allow us to shape the long term success of the company, while creating a sustainable cost structure for the short and medium term.

A more efficient and integrated product strategy, based on the future convergence of our 3G roadmap and on our continued commitment on 2G/EDGE and connectivity, as well as a strong focus on next generation access technologies, will help us achieve our short and long term objectives and continue to offer our customers a complete and innovative portfolio of solutions.”

[1]	The reported financial results are based on US GAAP.

FINANCIAL HIGHLIGHTS

First Quarter 2009 actual (Feb 2 – March 28 2009)

$ millions	Feb - March 2009
Income Statement
NET SALES	391
OPERATING INCOME/(LOSS)	(98)[2]
NET INCOME/(LOSS)	(89)

Net sales in the two months of operations reflected the economic downturn that led to weaker consumer demand especially in Europe, mainly in the feature phones segment, reinforced by overall inventory reduction in the handset supply chain.

The operating loss of $98 million was a consequence both of the level of sales and of price pressure on margins, partially offset by already planned reductions in operating expenses related to the cost synergies program previously announced by ST-NXP Wireless in November 2008. Net cash3 was $358 million at the end of Q109.

Alignment of operations and resources

A restructuring plan is being launched for immediate execution and is due to be completed by the second quarter of 2010. This plan is incremental to the $250 million cost synergies program announced by ST-NXP Wireless in November 2008.

Annualized savings of the new restructuring plan are expected to be approximately $230 million upon completion. Restructuring costs are estimated in the range of $70 - 90 million, of which the majority is expected to be recorded during the second quarter of 2009.

[2]	Operating Loss reported after :

amortization of acquisition-related intangibles & software capitalization	$(11) million
restructuring charges	$0 million
Total	$(11) million

[3]	Net cash is defined as cash and cash equivalents, marketable securities, short term deposits less total debt.

The main assumptions of the restructuring plan are: a re-alignment of product roadmaps to create a more agile and cost efficient R&D organization; and a reduction in workforce of 1,200 worldwide to reflect further integration activities following the merger, lower sales volumes and limited visibility on the timing of market recovery.

Market evolution

“In view of the continued uncertainty of the global economy and in accordance with published industry forecasts, we see a continued challenging 2009 for our industry” said Alain Dutheil. “However, we believe that the destocking phase is substantially over, even if we have yet to see signs of a broad-based pick-up of demand in our industry”.

Q1 2009 Highlights- Products, Technology and Wins

In February 2009 the company announced its cooperation with Nokia to provide a Next-Generation Smartphone Platform for Symbian Foundation, with a reference platform based on ST-Ericsson’s U8500 single chip.

Also in February the company announced its collaboration with ARM to demonstrate the world’s first Symmetric Multi Processing mobile platform technology running on Symbian OS.

In March, the company launched fully integrated single-chip solutions for feature-rich, low-cost handsets. ST-Ericsson’s 4910 and 4908 EDGE platforms combine the industry’s highest level of integration and cost-efficiency, with both digital and analog basebands, RF transceiver and power management unit (PMU) in a single chip.

A next-generation mobile audio digital-to-analog converter (DAC) for the mobile music market was also launched. ST-Ericsson’s STw5211 further extends the company’s wide portfolio of audio solutions with enhanced performance.

PRO-FORMA INFORMATION4

	Q1 09 Pro-forma	Q4 08 Pro-forma	Q3 08 Pro-forma	Q2 08 Pro-forma	Q1 08 Pro-forma
NET SALES	562	746	1,003	966	862
OPERATING INCOME/ (LOSS)	(179)	(127)	(59)	(94)	(121)

-ENDS-

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today. The global company of 8,000 people generated pro-forma sales of about USD 3.6 billion in 2008. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE: STM) and Ericsson (NASDAQ: ERIC) in February 2009, with headquarters in Geneva, Switzerland. More information about ST-Ericsson is available at www.stericsson.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Global Communications & Media Relations	Investor Relations
Claudia Levo, Switzerland, Geneva	Fabrizio Rossini, Switzerland, Geneva
Phone: +41 22 930 2750	Phone: +41 22 929 6973
Email: media.relations@stericsson.com	Email: fabrizio.rossini@stericsson.com

Kristina Embring Klang, Sweden, Lund

Phone : +46 10 7135058

Email: media.relations@stericsson.com

[4]

The unaudited pro-forma results are presented as if the ST-Ericsson joint venture had been created on January 1, 2008 and incorporates the results of ST-Ericsson and predecessors (ST-NXP Wireless and Ericsson Mobile Platforms) beginning on that date (while effectively it started operations on February 2nd , 2009). Such results are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2008. Pro-forma results do not include inventory step-up and write-off of IP R&D for a total value of $166M in Q3 and $39M in Q4.

Ericsson

Susanne Andersson, Sweden, Stockholm

Phone: +46 10 719 4631

Gary Pinkham, Sweden, Stockholm

Phone: +46 10 719 0858

Andreas Hedemyr, Sweden, Stockholm

Phone: +46 10 404 3748

E-mail: investor.relations@ericsson.com

STMicroelectronics

Tait Sorensen, US, Phoenix AZ

Phone: +1 602-485-2064

Celine Berthier, Switzerland, Geneva

Phone: +41 22 929 5812

Email: investors@st.com

###

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE: STM) and Ericsson’s (NASDAQ: ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: April 30, 2009